Arcelor Mittal and Severstal announce the agreed sale to Severstal of Arcelor Mittal’s 25% interest in Severgal

Rotterdam/Luxembourg, 25 May 2007 – Arcelor Mittal and Severstal have announced today the agreed sale to Severstal of the 25% minority stake held by Arcelor in Severgal, their joint venture located at the Severstal Cherepovets site.

The Severgal joint venture was originally set up to serve the CIS automotive market. While it has the capacity to produce coated products for both the industry and the automotive markets, the hot dip galvanising line is currently mostly dedicated to supplying the booming domestic industry market.

Arcelor Mittal terminates the Extragal® License Agreement with Severgal and will remain a non-exclusive agent for some Severgal products.

In addition, Arcelor Mittal and Severstal have agreed to separately pursue their respective development plans in the automotive market.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

About Severstal

SeverStal is an international steel producer with a listing on the Russian Trading System and the London Stock Exchange. Incorporated in 1993, the company focuses on high value-added and unique niche products and has a successful track record of acquiring and integrating high-quality assets in North America and Europe. SeverStal owns mining assets in Russia, thus securing its supplies of raw materials.

In 2006 SeverStal produced 17.6 million tonnes of steel and had revenues of $12.4bn, PBT of $1.8bn and EPS of $1.27. In April 2007 the company had a market capitalisation of $13.6bn.

The majority of the company's stock (82.37%) belongs to Alexei Mordashov, with the remaining 17.63% owned by institutional investors and employees. SeverStal’s supervisory board has 10 members, five of whom are independent non-executives including a chairman. The company has recently put in place corporate governance systems which match international standards.

OAO SeverStal (Russia)

Dmitry Druzhinin, Investor Relations

Olga Antonova, Natalia Ivanova, Public Relations

Tel (495) 540 77 66

Tulchan Communications (UK)

Dominic Fry/ Tom Murray

Tel +44 207 353 4200

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Belgium		France
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Sandra Luneau	+33 1 71 92 00 58
Maitland Consultancy:		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+44 20 899 3817	Oscar Fleites	+34 98 512 60 2
		Keith Grant	+34 639 760 397

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